UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 01)*

Globalstar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

378973408

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	378973408

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stark Offshore Management LLC 200752288

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

18,301,945

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

18,301,945

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,301,945

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

CUSIP No.	378973408

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stark Criterion Management LLC 261457889

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

324,114

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

324,114

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,114

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

Item 1.

(a)	Name of Issuer
Globalstar, Inc. ("Issuer")

(b)	Address of Issuer’s Principal Executive Offices
300 Holiday Square Blvd. Covington, LA 70433

Item 2.

(a)	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Stark Offshore Management LLC ("Stark Offshore"); and

(ii) Stark Criterion Management LLC ("Stark Criterion")

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

(c)	Citizenship
(i) Stark Offshore is a Wisconsin limited liability company; and (ii) Stark Criterion is a Wisconsin limited liability company.

(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share ("Shares")

(e)	CUSIP Number
378973408

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐
A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: This Item 3 is not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 18,626,059

(b)	Percent of class: 6.1

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 18,626,059

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 18,626,059

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Stark Offshore Management LLC

Date: February 14, 2012	By:	/s/ Brian J. Stark
Name: Brian J. Stark
Title: Managing Member

Stark Criterion Management LLC

Date: February 14, 2012	By:	/s/ Michael A. Roth
Name: Michael A. Roth
Title: Managing Member

Footnotes:
As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of the aggregate of 18,626,059 shares. This statement relates to shares of voting common stock of the Issuer held by Stark Master Fund Ltd. ("Stark Master"), Stark Onshore Master Holding LLC ("Stark Onshore"), StarkSat, Inc.("StarkSat") and Stark Criterion Master Fund Ltd. ("Criterion Master," and together with Stark Master, Stark Onshore and StarkSat, the "Investors"), which includes shares of common stock held by certain of the Investors, shares of common stock issuable upon the exercise of warrants held by certain of the Investors, and shares of common stock issuable upon conversion of the 5% Convertible Senior Unsecured Notes and the 5.75% Convertible Senior Unsecured Notes held by certain of the Investors. Stark Offshore serves as the investment manager of Stark Master, Stark Onshore and StarkSat. As such, Stark Offshore has been granted investment discretion over portfolio investments, including the shares held by Stark Master, Stark Onshore and StarkSat. Stark Criterion serves as the investment manager of Criterion Master. As such, Stark Criterion has been granted investment discretion over portfolio investments, including the shares held by Criterion Master. In addition, Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore and Stark Criterion, and as such, have the authority to direct the management of Stark Offshore and Stark Criterion. Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Stark Offshore, Stark Criterion and Messrs. Roth and Stark may be deemed to be the beneficial owners of, but each hereby disclaim such beneficial ownership of, the shares, except to the extent of their respective pecuniary interests therein.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)